

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Patrick Ford
Chief Financial Officer
NextGen Acquisition Corp. II
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

>   **Re: NextGen Acquisition Corp. II**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed October 29, 2021**
>   **File No. 333-259574**

Dear Mr. Ford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2021 letter.

Form S-4/A filed October 29, 2021

Third-Party PIPE Investor Warrant, page 13

1.   We note your response to comment 2. Please revise to clarify the commercial arrangements entered into with Boeing.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment (D), page 194

2.   We note your response to comment 17. To the extent that a portion of the $44 million in estimated transaction costs refer to NextGen's expenses specifically related to the business combination, it appears to us that such costs would not be offset against additional paid-in

capital, but rather reflected as an adjustment to accumulated deficit in the pro forma condensed combined balance sheet and reflected as a non-recurring adjustment to selling, general and administrative expenses in the pro forma statement of operations. Please revise your registration statement as appropriate.

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David J. Goldschmidt